Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2022 and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our dependence on enrollment of patients in our clinical trials in order to continue development of our product candidates;

●	the outcomes of our phase 3 SHIELD I clinical trial;

●	our ability to raise capital through the issuance of securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency or other applicable regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to, our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry as well as the behavior of hospitals and health insurance providers, which cover the cost of our product to the patients;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the overall global economic environment, including the potential impact of the COVID-19 pandemic on the markets in which the Company operates;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2021, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on February 28, 2022, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to “Company,” “we,” “our” and “PolyPid” refer to PolyPid Ltd., its wholly owned subsidiaries, PolyPid Inc., a Delaware corporation, and PolyPid Pharma SRL, a company organized and existing under the laws of Romania. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States.

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2022, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating losses for six months ended June 30, 2021, and 2022 were $19.4 million and $23.5 million, respectively. As of June 30, 2022, we had an accumulated deficit of $198.6 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue clinical development of D-PLEX100, including our Phase 3 clinical trials for the prevention of surgical site infections, or SSIs, in abdominal (soft tissue) surgeries and in cardiac sternal (bone) surgeries;

●	file new drug applications seeking regulatory approval for D-PLEX100 pursuant to the FDA’s Section 505(b)(2) regulatory pathway in the United States and the hybrid application pathway in the European Union; ,

●	continue to invest in the preclinical research and development of OncoPLEX and any other future product candidates;

●	continue to invest in our manufacturing facility and complete commercial process validation for the facility;

●	establish commercial infrastructure to support the marketing, sale and distribution of D-PLEX100 if it receives regulatory approval;

●	hire field and office-based employees to prepare for and launch any approved product;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	incur additional costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

On June 30, 2020, we closed our initial public offering, or IPO, whereby we sold 4,312,500 Ordinary Shares to the public (inclusive of 562,500 Ordinary Shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $62.8 million, net of underwriting discounts and other offering costs. Prior to our IPO, we financed our operations primarily through private placements of equity securities and convertible debt, as well as grants from the Israeli Innovation Authority, or the IIA, and the European Commission’s Seventh Framework Program for Research.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2022

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2022:

	Six Months Ended June 30,
	2021	2022
	(in thousands)
Research and development, net	$13,460	$17,095
Marketing and business development	1,391	1,698
General and administrative	4,576	4,723
Operating loss	19,427	23,516
Financial expense (income), net	(263)	203
Loss	$19,164	$23,719

Research and Development, Net

Research and development, net expenses increased by $3.6 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. This increase was primarily related to an increase of $2.8 million in costs related to the on-going SHIELD I and SHIELD II Phase 3 clinical trials in abdominal (soft tissue) surgery, an increase of $0.4 million in our manufacturing facility expenses, an increase of $0.4 million in personnel costs, an increase of $0.2 million in non-cash share-based compensation, and an increase of $0.1 million in research and development costs related to D-PLEX100 and OncoPLEX. These increases were offset by an increase of $0.3 million in IIA grants recognized in the period.

Marketing and Business Development

Marketing and business development expenses increased by $0.3 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. This increase was primarily related to an increase of $0.2 million in pre-commercialization activities for the product candidate D-PLEX100 and an increase of $0.1 million in personnel costs.

General and Administrative

General and administrative expenses increased by $0.1 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. This increase was primarily related to an increase of $0.1 million in legal, professional and other costs associated with the Company’s status as a publicly traded company.

Financial Expense (Income), Net

Financial expense (income), net changed by $0.5 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. This change was driven by financial expenses related to the line of credit (described below) and financial expenses related to hedging transactions, offset by financial income from bank deposits.

Loss

Loss increased by $4.6 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. This increase was primarily related to the increase in research and development, net expenses of $3.6 million, an increase in general and administrative expenses of $0.1 million, an increase of $0.3 million in marketing and business development costs and an increase of $0.5 million in financial expense (income), net.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 46% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 2.2% and 4.2%, respectively, during the six months ended June 30, 2022.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

At present, our investments consist primarily of cash and cash equivalents and short-term deposits. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2022. To date, rising interest rates and inflation have not had a material impact, but we continue to monitor these closely.

Jumpstart Our Business Startups Act Transition Period

Section 107 of the Jumpstart Our Business Startups Act, or the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, which took place in June 2020, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

B.	Liquidity and Capital Resources.

Sources of Liquidity

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. Prior to our IPO, we funded our operations primarily through the sale of equity securities and convertible debt. On June 30, 2020, we closed our IPO, whereby we sold 4,312,500 Ordinary Shares to the public (inclusive of 562,500 Ordinary Shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $62.8 million, net of underwriting discounts and other offering costs.

On April 5, 2022, we entered into a secured loan agreement, or the line of credit, for up to $15 million with Kreos Capital VI (Expert Fund) LP, or Kreos. The line of credit is comprised of three tranches in the amount of $10.0 million, $2.5 million, and $2.5 million, respectively. Drawdown of the first tranche was available upon the execution of the agreement. The second tranche of $2.5 million was available after we met the second tranche milestone in May 2022. Drawdown of the third and final tranche of $2.5 million will be available subject to obtaining positive top-line results from the SHIELD I trial or if other conditions are met. Drawdown of the third tranche can be made by December 31, 2022.

The first tranche in the amount of $10 million was drawn on April 26, 2022. The issuance costs due to the line of credit amounted to $0.2 million and the second tranche in the amount of $2.5 million was drawn on July 19, 2022.

The line of credit provides for interest-only repayments of the first tranche until December 31, 2022, followed by 36 equal monthly repayments of principal and interest. For the second tranche, which was drawn in July 2022, and the third tranche, if drawn, we will make repayments of interest only until August 31, 2023, followed by 33 equal monthly repayments of principal and interest. The senior secured loan initially bears interest at a rate of 9.25%. The loan is prepayable in full, at any time at our option. The loan is secured by our owned equipment and intellectual property, and we paid a customary fee to Kreos for the establishment of the loan.

As part of the line of credit, we will issue to Kreos a 7-year warrant to purchase our ordinary shares equal to 8% of the amount of each tranche, if borrowed, with an exercise price of $5.14 per share. The loan agreement contains customary affirmative and restrictive covenants and representations and warranties. The expiration date for each warrant issued will be seven years from the issuance date.

In connection to the amounts withdrawn, we issued to Kreos a warrant in the total amount of $1.0 million to acquire 194,742 Ordinary Shares.

In July 2021, we entered into a Controlled Equity Offering Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., or the Agent, pursuant to which we may offer and sell, from time to time, our Ordinary Shares, through the Agent in an at the market offering, or the ATM, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $45 million. During the six months period ended on June 30, 2022, the Company sold 768,622 Ordinary Shares under the ATM for a total amount of $3.9 million, with issuance costs in the amount of $0.2 million.

As of June 30, 2022, we had $23.8 million in cash, cash equivalents and short-term deposits.

As of June 30, 2022, our main commitments and contingencies are our ongoing line of credit, which is expected to affect our liquidity over the next three and half years, and our lease obligations. See note 3 of our unaudited condensed consolidated financial statements for the six months ended June 30, 2022, included elsewhere in this Report on Form 6-K for a description of our commitments and contingencies liabilities.

In addition to the foregoing, based on our current assessment, we do not expect any material impact on our long-term liquidity due to the COVID-19 pandemic. However, we will continue to assess the effect of the pandemic to our operations.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Six Months Ended June 30,
	2021	2022
	(in thousands)
Net cash used in operating activities	$(13,551)	$(20,342)
Net cash provided by investing activities	15,641	9,060
Net cash provided by financing activities	1,034	13,255
Net increase in cash, cash equivalents and restricted cash	$3,124	$1,973

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation and share-based compensation.

Net cash used in operating activities was $20.3 million for the six months ended June 30, 2022, as compared to $13.6 million for the six months ended June 30, 2021. This increase was primarily related to increased research and development costs and associated general and administrative expenses, as we continued SHIELD I and SHIELD II Phase 3 clinical trials in abdominal (soft tissue) surgery.

Investing Activities

Net cash provided by investing activities related primarily to the purchase and release of short-term and long-term deposits and the acquisition of laboratory equipment, office equipment and furniture and leasehold improvements.

Net cash provided by investing activities was $9.1 million for the six months ended June 30, 2022, as compared to net cash provided in investing activities of $15.6 million for the six months ended June 30, 2021. This change in net cash provided in investing activities primarily related to the release of short-term and long-term deposits, partially offset by purchases of laboratory equipment and leasehold improvements to our manufacturing facility.

Financing Activities

Net cash provided by financing activities was $13.3 million for the six months ended June 30, 2022, as compared to $1.0 million for the six months ended June 30, 2021. The increase in net cash provided by financing activities is primarily related to the net proceeds from the line of credit and proceeds from ATM.

In July 2021, we entered into the Sales Agreement with the Agent, pursuant to which we may offer and sell, from time to time, our Ordinary Shares, through the ATM, for an aggregate offering price of up to $45.0 million. In that regard, we registered up to $200 million of our Ordinary Shares on a Registration Statement on Form F-3 (File No. 333-257651), or the F-3. The $45 million of our Ordinary Shares that may be offered, issued and sold under the Sales Agreement prospectus is included in the $200 million of securities that may be offered, issued and sold by us under the F-3. Upon termination of the Sales Agreement, any portion of the $45,000,000 included in the Sales Agreement prospectus of the F-3 that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the F-3, and if no shares are sold under the Sales Agreement, the full $45,000,000 of securities may be sold in other offerings pursuant to the F-3, subject to any applicable limits that may then apply based on our market capitalization. During the six month period ended on June 30, 2022, we sold 768,622 Ordinary shares under the ATM for a total amount of $3.9 million, with issuance costs in the amount of $0.2 million.

Current Outlook

On August 2, 2022, we entered into a License, Distribution and Supply Agreement, or the License Agreement, with Mercury Pharma Group Limited, under the trade name Advanz Pharma Holdings, or Advanz, pursuant to which we granted the exclusive right to Advanz to market, advertise, promote, distribute, offer for sale, sell and import our product D-PLEX100, or the Product, for the prevention of (i) post abdominal surgery incisional infection and/or (ii) post cardiac surgery sternal infection, in the European Economic Area and the United Kingdom, or the Territory. The term of the license is until the later of December 31, 2035, or 10 years after the first commercial sale of the Product. The license is also terminable by either party under certain limited circumstances.

Under the terms of the License Agreement, we are entitled to receive an upfront payment immediately upon signing and additional development-related milestones for a total of up to €23 million (approximately $23.5 million) as follows: upfront payment of €2.5 million (approximately $2.6 million), up to €12.25 million (approximately $12.5 million) contingent upon positive top-line results of our SHIELD I Phase 3 study and additional development-related milestones of up to €8.25 million (approximately $8.4 million). Upon commercialization, we will receive up to €87 million (approximately $89 million) in sales-related milestones. In addition, we will also supply D-PLEX100to Advanz for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

To date, we have not generated any revenues from the commercial sale of our product candidates, and we do not expect to generate revenue for at least the next several years. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We expect that our existing cash and cash equivalents and short-term deposits will enable us to fund our operating expenses and capital expenditure requirements into the second quarter of 2023. We anticipate that these funds, will be sufficient to complete and report results from our SHIELD I clinical trial. We anticipate that we will need to raise additional capital in order to complete the SHIELD II clinical trial, to resume enrolment in our Phase 3 trial of D-PLEX100 for the prevention of post-cardiac sternal (bone) SSIs, as well as continue to invest in the research and development of OncoPLEX and any other future product candidates. We anticipate that we will need to raise additional capital in order to commercialize D-PLEX100, if approved, in any indication. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern. We have a shareholders’ equity of $19.1 million as of June 30, 2022, and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our ongoing clinical trials;

●	the costs, timing and outcome of regulatory review of D-PLEX100 and any future product candidates;

●	the costs and timing of establishing and validating manufacturing processes and facilities for development and commercialization of D-PLEX100 and any future product candidates, if approved, including our manufacturing facility;

●	the number and development requirements of any future product candidates that we may pursue;

●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval, which may be affected by market conditions, including obtaining coverage and adequate reimbursement of our product candidates from third-party payors, including government programs and managed care organizations, and competition;

●	our ability to establish and maintain collaborations with biopharmaceutical companies on favorable terms, if at all;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential product candidates and conducting clinical trials and preclinical studies is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, including pursuant to the ATM offering, debt financings, including additional tranches under the line of credit, grants, collaborations, strategic alliances and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

C.	Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

D.	Trend Information.

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next several years. From inception through June 30, 2022, we incurred $124.6 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators.  For a description of additional factors that may affect our future performance, please see “B - Liquidity and Capital Resources — Current Outlook” above.

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the pandemic. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on our clinical development programs, economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– Improvement in standard of care infection prevention and control measures being undertaken in hospitals globally as a result of the COVID-19 pandemic may have decreased the rate of surgical site infections, which may adversely impact the ability of our clinical trials to demonstrate an improvement over the standard of care and may ultimately reduce our commercial opportunity even if our trials are successful” and “Item 3.D. – Risk Factors– Our business and operations have been and are likely to further continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic” in our Annual Report.

E	Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. In addition to our accounting estimate used in line of credit discussed below, for a comprehensive discussion of our critical accounting estimates please see “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations – E. Critical Accounting Estimates” section in our Annual Report.

Line of Credit

The Company has concluded that the line of credit includes several legally detachable and separately exercisable freestanding financial instruments: The first tranche term loan, the warrants, and the right to receive additional loan tranches (the “Financial Commitment Asset” or “FCA”).

The Company has concluded that the warrants should be classified as equity since the warrants are not an ASC No. 480 liability, are indexed to the Company’s own share and meet all the equity classification conditions pursuant to ASC No. 815-40. The Company has also concluded that the FCA is not indexed to the Company’s own share and should be measured at fair value, with changes in fair value recognized in earnings. In addition, the first tranche term loan was accounted for using the effective interest method.

The Company allocated the proceeds received under the line of credit between the warrants and the first tranche term loan using the relative fair value method.